U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                          SEC File Number:   1-14076

CUSIP Number 833979 10 7

[ ]   Form 10-K and Form  10-KSB [ ] Form  20-F [X] Form 10-Q and Form  10-QSB
[ ]   Form N-SAR For Period Ended: June 30, 1997[X]

     Transition Report  on Form 10-K [ ]
     Transition Report  on Form 20-F [ ]
     Transition Report  on Form 11-K [ ]
     Transition Report  on Form 10-Q [ ]
     Transition Report  on Form  N-SAR
     for the Transition Period Ended:_________________

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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Part  I - Registrant Information

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Full Name of Registrant:      Software Publishing Corporation Holdings, Inc.
Former Name if applicable:    Allegro New Media, Inc.
Address of Principal  Executive Office:
                              111 North Market Street
                              San Jose,  California 95113

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Part II - Rules 12b-25(b) and (c)

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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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     (c) The accountant's statement or other exhibit required by Rule 12b- 25(c)
has been attached if applicable.

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Part III - Narrative

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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See Explaination in Part IV below.

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Part IV - Other Information

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

          Neil M. Kaufman, Esq.        (516) 873 2000
          Moritt, Hock & Hamroff, LLP

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company completed two significant acquisitions during its fiscal year ended December 31, 1996 and the Company continues to integrate the acquired entities administrative functions and operations into the Company. Such acquisition and the integration efforts have caused the Company to expend time, effort and expense which would otherwise normally be devoted to the presentation and timely filing of the Form 10-QSB. Accordingly, the Company's inability to file timely relates to all portions of the subject Form 10-QSB. The Company anticipates reporting a net loss of under $2,000,000 on net sales of over $4,000,000 for the three months ended June 30, 1997 compared to a net loss of $1,160,673 on net sales of $421,125 for the three months ended June 30, 1996.

     Software Publishing Corporation Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1997                      By:/s/Barry A. Cinnamon
                                           Barry A. Cinnamon
                                           President and
                                           Chief Executive Officer

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).